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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer signs MoU for further cooperation with

SIA Engineering (Philippines) Corporation (“SIAEP”) as

Embraer Authorized Service Center

SIAEP has provided MRO services for the first-generation E-Jets since 2017

Singapore, 28 September 2023 – Embraer announced that it has signed a Non-Binding Memorandum of Understanding (“MoU”) with SIAEP, a subsidiary of SIA Engineering Company Limited (“SIAEC”), that will explore further partnership to include maintenance, repair and overhaul (“MRO”) services for Embraer’s E-Jets E2 family of aircraft. SIAEP has been an authorized service center in Asia-Pacific for Embraer’s first-generation E-Jets since 2017.

“We would like to recognize SIAEP for their years of dedication and support rendered to Embraer’s E-Jet operators in the region,” said Mr. Frank Stevens, Vice President of Global MRO Centers for Embraer. “This MoU lays a good foundation for us to discuss further support of the growing E-Jets E2 fleet in the region, in addition to the established footprint of E-Jets in APAC.”

Mr. Jeremy Yew, SIAEC’s Senior Vice President Base Maintenance, said, “We look forward to exploring with Embraer the possibility of extending SIAEP’s existing partnership with them to include the provision of quality and efficient base maintenance services to support the E2 fleet in Asia-Pacific”.

Embraer has a global footprint of E-Jet operators - more than 80 airlines across 50 countries, totaling over 1,700 deliveries of the E-Jets and E-Jets E2 families of aircraft. In Asia-Pacific this year, Scoot and SKS Airways (Malaysia), announced the selection of the E190-E2 and E195-E2 aircraft to complement their existing fleet.

Image: https://embraer.bynder.com/share/DE7F93B8-6D01-4B86-A542E029B19C9A91/

About SIA Engineering Company

(Company Registration No. 198201025C)

www.siaec.com.sg

SIA Engineering Company (SIAEC) is a major provider of aircraft maintenance, repair and overhaul (MRO) services in Asia-Pacific. SIAEC has a client base of more than 80 international carriers and aerospace equipment manufacturers. It provides line maintenance services at over 30 airports in 8 countries, as well as airframe, engine and component services on some of the most advanced and widely used commercial aircraft in the world.

The 23 subsidiaries and joint ventures with original equipment manufacturers and strategic partners in Singapore, Hong Kong, Indonesia, Japan, Malaysia, Philippines, the United States of America and Vietnam increase the depth and breadth of the Company’s service offerings. SIAEC has approvals from 29 national aviation regulatory authorities to provide MRO services for aircraft registered in the United States of America, Europe, China and other countries.

About SIA Engineering (Philippines) Corporation

SIA Engineering (Philippines) Corporation (SIAEP) is a wholly-owned subsidiary of SIAEC. SIAEP has three hangars at its MRO facility located at Clark, Philippines, and a suite of capabilities including aircraft certification, scheduled heavy maintenance checks, airframe structural inspections, repairs, modifications, paint-stripping, painting of aircraft exteriors and Non-Destructive Testing (NDT) checks. It has key approvals from 18 national aviation regulatory authorities such as the Civil Aviation Authority of Philippines, the Civil Aviation Authority of Singapore, the Federal Aviation Administration, the European Aviation Safety Agency and the Civil Aviation Safety Authority Australia.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world. The aircraft transport over 145 million passengers per year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations